As filed with the Securities and Exchange Commission on November 23, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Dividend Capital Total Realty Trust Inc.

(Name of Subject Company (Issuer))

Dividend Capital Total Realty Trust Inc.

(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

25537M100

(CUSIP Number of Class of Securities)

Joshua J. Widoff, Esq.

Executive Vice President, Secretary and General Counsel

Dividend Capital Total Realty Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert H. Bergdolt, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$60,000,000.00(a)	$6876.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 10,000,000 shares in the offer, based upon a price per share of $6.00.
(b)	Calculated as $114.60 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6876.00
Form or Registration No: Schedule TO
Filing Party: Dividend Capital Total Realty Trust Inc.
Date Filed: October 17, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 17, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Dividend Capital Total Realty Trust Inc., a Maryland corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash up to 10,000,000 shares of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 17, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Amendment No. 2 is filed to report the results of the Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 12:00 midnight, Mountain Standard Time, on November 21, 2011. The Offer resulted in the tender by Holders, and acceptance for payment by the Company, of a total of approximately 434,247 Shares, representing approximately 0.236% of the total Shares outstanding as of November 21, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

By:	/s/ M. Kirk Scott
Name	M. Kirk Scott
Title:	Chief Financial Officer and Treasurer

Dated: November 22, 2011